Exhibit 99.1

CHINAEDU TO ACQUIRE REMAINING 20% INTEREST

IN 101 ONLINE SCHOOL

BEIJING, CHINA — March 10, 2008 — ChinaEdu Corporation (NASDAQ: CEDU), an educational services provider in China (“ChinaEdu” or the “Company”), announced today that it has entered into a definitive agreement to acquire the remaining 20% equity interest in the 101 Online School, an online tutoring and test preparation program in which the Company owned the other 80% interest, for a purchase price of RMB5.2 million (approximately US$712,856*).  ChinaEdu acquired its initial 80% equity interest in January 2005.  The acquisition will allow ChinaEdu to obtain full ownership of 101 Online School, which the Company believes will facilitate strengthening the online business in many areas, including technology, marketing, and distribution channels.  The acquisition is expected to close by April 2008.

101 Online School provides interactive tutoring services to primary and secondary school students in virtually all academic subjects offered to these students in China, using ChinaEdu’s proprietary e-learning platform.  Founded in 1996, 101 Online School has developed a strong reputation among students and teachers as a valuable learning tool over the past 12 years.

In the nine month period ended September 30, 2007, online tutoring programs contributed RMB13.53 million (approximately US$1.85 million) in revenue to the Company, as compared to RMB12.53 million (approximately US$1.72 million) in revenue during the same period in 2006.

Ms. Julia Huang, Chief Executive Officer of ChinaEdu, remarked, “Our growth strategy includes accelerating the organic growth of our existing businesses while also pursuing strategic acquisitions in order to advance our inroads into the Chinese educational market.  We believe the acquisition of the remaining 20% equity interest in the 101 Online School will allow us to capitalize on the growth potential of the online tutoring business.”

Ms. Huang further noted, “After the closing of the acquisition, we intend to continue to enhance our online tutoring program by recruiting additional high quality teachers, expanding the scope of programs offered and upgrading our technology to increase student retention and student usage rates for our programs.”

* Exchange rate: Buying rate of USD1.00 = RMB7.2946 at noon on December 31, 2007

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands.  Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities.  These services include academic program development, technology services, enrollment marketing, student support services and finance operations.  The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing and support for international curriculum programs.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported.  The Company currently has strategic relationships with eleven universities to operate online degree programs, nine of which are under long-term, exclusive contracts that vary from 15 to 50 years in length.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus filed with the Securities and Exchange Commission on December 11, 2007, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Michael Xu

Chief Financial Officer

ChinaEdu Corporation

Phone: +86-10-8418 6655 x1002

E-mail: ir@chinaedu.net

Pamela Leung

Taylor Rafferty, Hong Kong

Phone: +852 3196 3712

E-mail: chinaedu@taylor-rafferty.com

Jessica McCormick,

Taylor Rafferty, New York

Phone: +1 212 889 4350

E-mail: chinaedu@taylor-rafferty.com